Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE FAMILY DOLLAR STORES, INC.	Consol. C.A. No. 9985-CB
STOCKHOLDER LITIGATION

MEMORANDUM OPINION

Date Submitted: December 5, 2014

Date Decided: December 19, 2014

Seth D. Rigrodsky, Brian D. Long, Gina M. Serra and Jeremy J. Riley of RIGRODSKY & LONG, P.A., Wilmington, Delaware; Peter B. Andrews and Craig J. Springer of ANDREWS & SPRINGER LLC, Wilmington, Delaware; Donald J. Enright and Elizabeth K. Tripodi of LEVI & KORSINSKY, LLP, Washington, DC; Kent A. Bronson and Gloria Kui Melwani of MILBERG LLP, New York, New York; Counsel for Plaintiffs.

William M. Lafferty, John P. DiTomo and Lauren K. Neal of MORRIS, NICHOLS, ARSHT & TUNNELL LLP, Wilmington, Delaware; Mitchell A. Lowenthal, Meredith Kotler and Matthew Gurgel of CLEARY GOTTLIEB STEEN & HAMILTON, LLP, New York, New York; Counsel for Defendants Family Dollar Stores, Inc., Mark R. Bernstein, Pamela L. Davies, Sharon Allred Decker, Edward C. Dolby, Glenn A. Eisenberg, Edward P. Garden, Howard R. Levine, George R. Mahoney, Jr., James G. Martin, Harvey Morgan, Dale C. Pond.

Gregory P. Williams, A. Jacob Werrett, J. Scott Pritchard and Sarah A. Clark of RICHARDS, LAYTON & FINGER, P.A., Wilmington, Delaware; William Savitt, Andrew J.H. Cheung and A.J. Martinez of WACHTELL, LIPTON, ROSEN & KATZ, New York, New York; Counsel for Defendants Dollar Tree, Inc. and Dime Merger Sub, Inc.

BOUCHARD, C.

I.	INTRODUCTION

This action involves a proposed merger between two of the three major players in the small-box discount retail market where the third major player has surfaced as a competing bidder. Given the concentrated nature of this market, a critical issue to the viability of a proposed combination of any of these companies is obtaining antitrust approval from the Federal Trade Commission (“FTC”).

On July 27, 2014, Family Dollar Stores, Inc. (“Family” or the “Company”) and Dollar Tree, Inc. (“Tree”) agreed to a merger transaction (the “Merger”) in which Tree proposes to acquire Family for a combination of cash and Tree stock. As of the date of the merger agreement, the proposed Merger was valued at $74.50 per share of Family stock, for aggregate consideration of approximately $8.5 billion. Due to the subsequent increase in Tree’s stock price, the proposal is now worth over $76 per share. A vote of Family’s stockholders to consider the proposed Merger is scheduled for December 23, 2014. Although the FTC has not yet approved the Merger, such approval is considered to be a formality because Tree has agreed to divest as many of its approximately 4,900 retail stores as necessary to receive antitrust approval.

After Family and Tree agreed to the Merger, Dollar General, Inc. (“General”), the third major small-box discount retailer, made a bid to acquire Family for $78.50 per share in cash, which included a commitment to divest up to 700 of General’s more than 11,300 retail stores to obtain antitrust approval. General later increased its bid to $80 per share in cash and a commitment to divest up to 1,500 of its stores. After Family refused to engage in discussions with General in the face of this bid, General went directly to

Family’s stockholders by commencing a tender offer to acquire their shares for $80 per share in cash. General’s tender offer cannot close at this time, however, because it has not received antitrust approval.

In this action, stockholders of Family seek to preliminarily enjoin the stockholder vote on the proposed Merger until: (1) the Family board of directors (the “Board”) “has properly engaged” with General and “made a good faith effort to achieve a value-maximizing transaction”1 and (2) until Family makes a laundry list of corrective disclosures in its proxy statement. Plaintiffs challenge the sale process in several respects, but their core claim is that the Board breached its fiduciary duty to maximize the value of Family when it declined to engage in negotiations with General after it made its $80 offer.

In this opinion, I conclude for the reasons explained below that Plaintiffs have failed to demonstrate a reasonable probability of success on any of their claims. Regarding Plaintiffs’ core claim, the record shows that the Board was motivated to maximize Family’s value and acted reasonably within the constraints of the fiduciary out provision in the merger agreement when it decided not to engage in negotiations with General because of the antitrust risks associated with that proposal. Of particular significance, the Board had been specifically advised that General’s $80 offer had only an approximately 40% chance of obtaining antitrust approval, and further determined that the level of divestitures General had proposed (1,500 stores) was so far below the level

1 Pls.’ Op. Br. 2.

necessary to sufficiently address the antitrust risk of a Family/General combination that it was not prudent or appropriate to open negotiations with General.

I also conclude that Plaintiffs have failed to demonstrate the existence of irreparable harm or that the balance of the equities favors the relief they seek. Nothing prevents General, which has been undeterred from bidding to acquire Family since the Company agreed to the Merger, from making an improved offer to address the antitrust risks associated with a Family/General combination if it truly wants to acquire Family. On the other hand, entry of a preliminary injunction would deprive Family’s stockholders of the opportunity to decide for themselves whether to approve a transaction that offers them a significant premium for their shares and apparent deal certainty.

Accordingly, Plaintiffs’ motion for a preliminary injunction is denied.

II.	BACKGROUND[2]

A.	The Parties

Defendant Family Dollar Stores, Inc., a Delaware corporation based in Charlotte, North Carolina, operates a chain of more than 8,100 merchandise retail discount stores in 46 states, selling products in a general range of $1 to $10. Family’s common stock is currently listed on the New York Stock Exchange under the symbol “FDO.”

2 The facts recited in this opinion are drawn from the documentary evidence and testimony the parties submitted in conjunction with Plaintiffs’ preliminary injunction motion. Plaintiffs deposed three members of the Board: Howard R. Levine (“Levine Dep.”); Edward P. Garden (“Garden Dep.”); and George Robert Mahoney, Jr. (“Mahoney Dep.”). Levine submitted an affidavit in which he attests that the “Background of the Merger” discussion contained on pages 68-99 of the definitive proxy statement issued by Family Dollar on October 28, 2014, (the “Proxy”) is “true and correct.” Defs.’ Ex. 10.

Defendants Howard R. Levine (“Levine”), Mark R. Bernstein, Pamela L. Davis, Sharon Allred Decker, Edward C. Dolby, Glenn A. Eisenberg, Edward P. Garden (“Garden”), George R. Mahoney, Jr. (“Mahoney”), James G. Martin, Harvey Morgan, and Dale C. Pond were the eleven members of the Board during the events in question. Each has been a member of the Board since at least 2011.

Levine is the son of Family founder Leon Levine. Levine is the Chairman of the Board, the Company’s President and Chief Executive Officer, and the largest stockholder of Family, owning nearly 9 million shares. Garden is a founder of the well-known hedge fund Trian, which owns nearly 8.4 million shares of Family stock. Mahoney owns over 340,000 Family shares.3 If the Merger is consummated, only Levine will be on the board of directors of the combined entity.

Defendant Dollar Tree, Inc., a Virginia corporation based in Chesapeake, Virginia, operates a chain of approximately 4,900 stores selling products for $1 or less.4 Tree formed Dime Merger Sub, Inc., a wholly-owned subsidiary of Tree, to effectuate the acquisition of Family.5 For simplicity, I refer to these two defendants collectively as “Tree.”

Non-party Dollar General, Inc., which is based in Tennessee, operates a chain of more than 11,300 merchandise retail discount stores in 40 states, selling products in a general range of $1 to $10.

3 Defs.’ Ans. Br. 4.

4 Am. Compl. ¶ 28.

5 Id. ¶ 29.

Plaintiffs Darrell Wickert, Shiva Y. Stein, and Stuart Friedman have been Family stockholders at all relevant times. Plaintiffs bring this lawsuit individually and on behalf of a class of all Family stockholders, excluding defendants and their affiliates.

B.	Family Begins Discussing a Potential Transaction with General

In February 2013, Michael Calbert (“Calbert”), a director of General, contacted Levine and asked to meet with him.6 Levine, who knew Calbert from a previous business relationship, assumed that Calbert might want to discuss a potential transaction involving Family and General. In preparation for the meeting with Calbert, Levine consulted with Family’s financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”), and its legal advisor, Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), about what tactics to employ at the meeting to ensure that any discussions that led to a General proposal would maximize value for Family stockholders.

On February 28, 2013, Levine met with Calbert and discussed the merits of a potential combination of Family and General. Levine informed Calbert that Family was not for sale, and if there were ever to be a strategic combination, Levine “intended to be chairman and CEO and wanted the headquarters in Charlotte.”7 Garden testified he recommended that Levine make these requests upfront as part of a negotiation strategy, even though Levine “had no desire to run the combined company,” because these “were

6 Levine Dep. 49-50.

7 Id. 52, 57.

two things that would be easy to give on in a negotiation.”8 At some point, Calbert told Levine that the General board likely would view these requests unfavorably.9

On April 29, 2013, Levine updated the Board about his February 28 meeting with Calbert. He explained that no proposals were made or discussed and that no confidential information was exchanged. The Board told Levine that having these types of meetings was appropriate so long as he kept the Board updated and did not negotiate any personal post-closing arrangements.

In July and August 2013, two prominent investment banks published analyst reports discussing strategic alternatives for Family, including the merits of a potential combination with General.

On October 15, 2013, Levine and Mahoney met with Calbert and Richard Dreiling (“Dreiling”), General’s CEO, to “explore the possibility of a potential business combination transaction.”10 For tactical reasons, Levine again expressed interest in serving as CEO of a combined company that would be headquartered in Charlotte, North Carolina, but quickly “backed off of those two points pretty dramatically.”11 The representatives of General responded that they would only have interest in a combination that saw General acquiring Family with the combined company having General’s existing headquarters and management, but that they desired that Levine be part of the transition

8 Garden Dep. 30-31, 35; see also Garden Dep. 37.

9 Levine Dep. 56-57; Tree Ex. 1 at 70 (“Proxy”).

10 Proxy at 71; Defs.’ Ex. 55 at 5 (“General Proxy”).

11 Levine Dep. 124; see also Levine Dep. 122; Garden Dep. 37; Proxy at 71.

and assume a leadership role to assist with the integration of the companies. Levine indicated he would have no problem with such an approach, subject to approval of the Board, if General paid Family stockholders an appropriate premium.12 The subject of potential antitrust risks also was broached at the October 15 meeting, with Family’s representatives expressing concern about the antitrust risks and General’s representatives conveying that they believed any antitrust risks were surmountable.

On October 23, 2013, Levine and Mahoney updated the Board about their October 15 meeting with representatives of General. The Board, in consultation with Morgan Stanley and Cleary, authorized Levine to engage in a follow-up meeting with General and reconfirmed Levine’s commitment to keep the Board updated and to refrain from negotiating any personal post-closing arrangements.

In November 2013, General and Family scheduled a follow-up meeting for December 2013. That meeting was postponed until January 2014. In December 2013, General postponed the January meeting until the spring of 2014. Garden testified he got the impression from the delays that General was not “very motivated or anxious to do a transaction” with Family.13

C.	Tree Makes an Acquisition Proposal

On January 19, 2014, the Board met with senior management to discuss strategic alternatives, including potential business combinations. The meeting was prompted by

12 Proxy at 71.

13 Garden Dep. 26

several disappointing quarters, which had resulted in the termination of Family’s then-president and chief operating officer Mike Bloom, who had been hired to be Levine’s successor.14 At the meeting, the Board established a committee of non-management directors to oversee the development of a new stand-alone strategic plan and to consider and explore potential strategic alternatives (the “Advisory Committee”). The Advisory Committee consisted of four outside directors: Eisenberg, Garden, Mahoney, and Morgan.

On March 7, 2014, the Advisory Committee met with members of senior management and representatives of Morgan Stanley and Cleary. Morgan Stanley identified a number of companies that could engage in a business combination with Family but noted that it was unlikely that any strategic buyer other than General or Tree would be interested in such a transaction due to a number of factors, including the risk and challenges of integrating a company of Family’s magnitude.15 A representative of Morgan Stanley also informed the Advisory Committee that a representative of J.P. Morgan Securities, LLC, Tree’s financial advisor, conveyed that Tree CEO Bob Sasser would be contacting Levine to set up a time for them to discuss the possibility of a business combination.

14 Proxy at 72; Levine Dep. 67-68.

15 Proxy at 73. The Advisory Committee and Morgan Stanley also discussed the possibility of a leveraged buyout by a financial sponsor, noting that such a buyout could face “serious challenges” given the size of the purchase price and given that a strategic buyer could reap “materially different levels of synergies” than a financial sponsor. Id.

On March 14, 2014, Levine and Sasser met to discuss the possibility of exploring a business combination. Levine expressed the need for Tree to commit to pay an appropriate premium in any such transaction if the Board of Family were to consider a sale of the company. Sasser stated he was not in a position to discuss matters relating to the consideration Tree might be willing to offer to acquire Family, but that if an agreement between the companies were to be reached, Levine would need to have a management role at the combined company to facilitate the transition and integration following closing. Levine responded that it would be inappropriate to discuss that subject at that time.

On March 17, 2014, senior management of Family held a telephonic meeting with the Board, Morgan Stanley, and Cleary, during which the Board was updated on the recent meeting between Levine and Sasser. The directors discussed that it would be advisable for the two companies to sign a mutual non-disclosure agreement so that some initial confidential information could be exchanged to permit Tree to make an initial indication of the type and amount of consideration that it would be willing to pay in a transaction. After the meeting, Family informed Tree that it was interested in signing a mutual non-disclosure agreement to facilitate discussions between them.

On April 7, 2014, Family and Tree entered into a mutual non-disclosure agreement (the “NDA”) that they had negotiated over the previous three weeks. In relevant part, the NDA provided that “[e]ach party agrees that without the prior written consent of the other party . . . neither it nor any of its Representatives will disclose to any other person . . . the fact that discussions or negotiations concerning a Transaction are or may be taking place, or have taken place.”16 The NDA defined the term “Transaction” as “a possible transaction involving the parties hereto or their shareholders.”17

On April 17, 2014, the Board received updates from Cleary and Morgan Stanley concerning the Company’s strategic alternatives. According to the Proxy, the directors discussed with its advisors and senior management the status of discussions with Dollar Tree and the risk that, if the board were to invite Dollar General at that time into a more formal process to compete with Dollar Tree for the right to participate in a business combination transaction with Family Dollar, Dollar General might decide it was not interested in competing with Dollar Tree for Family Dollar, and instead pursue a business combination with Dollar Tree, leaving Family Dollar without a merger partner and otherwise in a disadvantageous position.18

On May 14, 2014, Sasser telephoned Levine to outline the terms of a non-binding proposal pursuant to which Tree would acquire Family for between $68 and $70 per share, with 75% of the consideration in cash and 25% percent of the consideration in Tree common stock. Sasser noted that Tree stockholders would not have to approve the proposed transaction and conditioned the proposal on Levine’s agreement to remain employed by Family after the closing of the transaction. Levine stated he would not discuss any such post-closing arrangements until permitted by the Board. Following the call, Tree sent a letter to the Board confirming the terms of the proposal, in which it

16 Defs.’ Ex. 4 § 3.

17 Defs.’ Ex. 4 at FDO_00028829.

18 Proxy at 76; see also Defs.’ Ex. 21 at FD0_00000412.

requested a six-week period of exclusivity to conduct due diligence and negotiate the transaction.19

On May 19, 2014, the Advisory Committee held a meeting to discuss the Tree proposal. Eight members of the Board attended the meeting along with representatives of Morgan Stanley and Cleary.20 During this meeting, the directors received an extensive report from Cleary concerning the antitrust risk associated with a potential combination between Family and each of Tree and General.

Cleary advised that a Family/Tree transaction involved “a limited risk of divestitures,” with 2% of Family stores facing a “medium risk of divestiture,” that the risk of an FTC challenge to block the transaction was small, and that there was an approximately 65% chance that FTC review would take between four and six months to complete.21 By contrast, Cleary advised that a Family/General transaction involved “a high risk of very significant divestitures or being blocked outright” and that it was “virtually certain” that FTC review would take between six to eight months or longer.22

According to the minutes of the May 19 Advisory Committee meeting, when reviewing “how the FTC would evaluate a potential merger” between Family and either Tree or General, Cleary and the directors discussed Family’s pricing strategy and how Family’s “pricing was not significantly impacted by Dollar Tree, given Dollar Tree’s

19 Defs.’ Ex. 22

20 Defs.’ Ex. 23.

21 Defs.’ Ex. 24 at FDO_00000610.

22 Id.

different business model and pricing philosophy, but appeared to be impacted by Dollar General.”23 On this point, one of the slides in Cleary’s presentation states that General’s “[d]ocuments on pricing would be crucial to fully understanding” the antitrust risk of a combination with General.24

Later in the day on May 19, the Board met to discuss the Tree proposal along with representatives of Morgan Stanley and Cleary. The directors discussed, among other things, how the absence of a requirement for approval by Tree’s stockholders meant that a third party, such as General, could not induce Tree to walk away. According to Garden, this was important because “if [General] got wind that [Family was] contemplating a transaction with Dollar Tree, . . . the probability was high that [General] would do a hostile transaction on Dollar Tree.”25 At the conclusion of the meeting, the Board instructed Family’s senior management to inform Tree that its offer was inadequate, that Family remained not for sale, but that the Board would consider a more competitive offer. Sasser later responded that Tree was still interested in pursuing a transaction, but “he felt uncomfortable increasing his offer without further support for doing so.”26

23 Defs.’ Ex. 23.

24 Id. at FDO_00000621.

25 Garden Dep. 47.

26 Defs.’ Ex. 25 at FDO_00026215.

D.	Family Adopts a Stockholder Rights Plan in Response to Icahn’s Emergence, and General Re-emerges

On June 6, 2014, Carl Icahn and certain of his affiliates filed a Schedule 13D disclosing, among other things, that they beneficially owned approximately 9.39% of the then-outstanding shares of Family common stock and wished to discuss with Family strategies to enhance stockholder value, including the potential exploration of strategic alternatives. On the same day, Icahn telephoned Levine to express an interest in having discussions with Family’s management regarding the Company’s current operations and future plans, including potential strategic opportunities. During the discussion, Icahn mentioned that he may reach out to General.

Also on June 6, 2014, shortly after Icahn’s announcement, General director Calbert emailed Levine to suggest that they speak. In a telephone conversation the next day, Calbert indicated interest in continuing discussions regarding a potential business combination, but that General would be reluctant to participate in negotiations if Icahn had a role in the process.27 In the same time frame, Tree CEO Sasser had telephoned Levine and similarly expressed concern about Icahn being involved in the negotiations of a potential strategic transaction between Family and Tree.28

On June 8, 2014, the Board held a telephonic meeting with senior management, Cleary, and Morgan Stanley to discuss how to respond to Calbert and Sasser and what to

27 Defs.’ Ex. 26 at FDO_00000648.

28 Id.

do to alleviate the risk posed by Icahn.29 The Board determined that Levine “should encourage Dollar General to re-engage in discussions about, and to pressure Tree to propose improved terms for, a potential strategic transaction.”30 The Board agreed further that Levine should suggest to Calbert that General’s antitrust attorneys meet with Cleary to determine the significance of the antitrust risks associated with a potential combination of General and Family and to discuss the willingness of General to bear those risks.31 The Board also advised that Levine should reach out to Sasser to express Family’s continuing interest in a transaction with Tree and that Levine should attempt to assuage Calbert’s and Sasser’s respective concerns about Icahn’s presence.32

Also at the June 8 meeting, after discussing the risk that Icahn could acquire sufficient negative control without paying a premium to Family’s other stockholders, the Board, by a ten to one vote, adopted a shareholder rights plan (the “Rights Plan”) with a 10% trigger.33 Garden expressed his opposition to the adoption of the Rights Plan and voted against it.34

29 Id. at FDO_00000647.

30 Id. at FDO_00000648.

31 Id.

32 Id.

33 Id. at FDO_00000649.

34 Id.

On June 9, 2014, Levine emailed Calbert to inform him of the adoption of the Rights Plan and to suggest a call between Family’s and General’s antitrust counsel.35 Calbert responded in an email that “getting outside council [sic] going on [antitrust] at this point is a bit premature,” but that General would refine its thinking “on price/structure and diligence plan (including [antitrust])” and get back to Family.36 Calbert later agreed to meet with Levine on June 19.

E.	Tree Increases its Acquisition Proposal

On June 13, 2014, Sasser telephoned Levine to increase Tree’s offer to $72 per share of common stock, with 75% of the consideration to be paid in cash and 25% to be paid in Tree common stock.

On June 16, 2014, the Board held a meeting with senior management and representatives from Cleary and Morgan Stanley, at which time Levine informed the Board of Tree’s improved offer.37 According to the minutes, the Board determined that Levine should inform Tree that its proposal continued to be inadequate, but that Family would be willing to begin negotiating a merger agreement if Tree could offer a price in the “mid-$70s.”38

35 General Proxy at 6.

36 Defs.’ Ex. 29 at FDO_00026613.

37 Defs.’ Ex. 30 at FDO_00000673.

38 Id. at FDO_00000675.

F.	Family Continues to Engage with General

On June 19, 2014, Levine and Mahoney again met with Dreiling and Calbert of General. At the meeting, Levine informed General’s representatives that he and Icahn had dinner the night before and that Icahn had referred to a possible transaction involving Family and either General or another, unspecified company. Asked by Dreiling what other company Icahn was referring to, Levine stated that he was not sure, but that he thought Icahn possibly was referring to Tree. Dreiling told Levine that he did not think it would be economically possible for Tree to acquire Family.39

Levine testified he did not inform General at this meeting that Family was having discussions with Tree about a potential strategic transaction because he had been advised he could not do so under the terms of the NDA between Family and Tree.40 Garden testified that the Board did not want General to know that Family was in discussions with Tree because he was concerned that, if General did know, it may “do something to hurt Family Dollar, such as make a hostile bid for Dollar Tree, or make a public announcement that they were not interested in buying Family Dollar.”41

During their June 19 meeting, Levine advised General’s representatives that General should make an offer and that any offer would be taken to the Board. According to Levine, he told Calbert:

39 Levine Dep. 274-76; Proxy at 80.

40 Levine Dep. 234; see also Garden Dep. 132-33, Mahoney Dep. 31-32.

41 Garden Dep. 83.

I’m embarrassed. I feel like I’m being desperate. But I feel I need to tell you that since you asked, you should make an offer. And I am not telling you we would accept the offer. But I will tell you that we will take it to the board. It will be fully vetted and we will respond back to you.42

Calbert responded that General did not intend to make an offer at that time because the timing was not right for General and that General’s interest likely would be at a modest premium to Family’s then-current stock price of $68.14.43

G.	Continued Discussions with Tree Lead to a Merger Agreement

On June 20, 2014, the Board met, with senior management, Cleary, and Morgan Stanley in attendance, at which time Levine reported on the previous day’s dinner with General. Later that day, Sasser telephoned Levine to increase Tree’s offer from $72 to $74 per share. Levine countered at $75 per share. When Sasser refused, Levine suggested that they split the different at $74.50 per share. Sasser agreed, conditioned on, among other things, Family and Tree agreeing to a six-week exclusivity period.

42 Levine Dep. 235.

43 General Proxy at 7; Levine Dep. 235. Dreiling and Calbert stated that Family’s stock was currently trading at a premium due to speculation that there would eventually be a deal and that General planned to take steps to end that speculation and thereby depress Family’s stock price by issuing a press release making clear that General had no present interest in acquiring Family, privately calling major investors with the same message, or announcing a major stock buyback (thereby depleting assets available for an acquisition). Mahoney Dep. 164-65. A week later, General issued a press release announcing Dreiling’s retirement as General’s CEO effective May 30, 2015, which some interpreted to mean that General would be unlikely to pursue a strategic transaction with Family. See Defs.’ Exs. 31-32. Dreiling’s retirement caught Family by surprise because, according to Levine, Dreiling had informed Levine and Mahoney that he was a “young 60” and intended to lead the combined companies. Levine Dep. 267. Dreiling has since delayed his retirement plans.

The Board reconvened that afternoon, with senior management, Cleary, and Morgan Stanley present, to discuss Tree’s revised offer. After reviewing its options with its advisors, the Board instructed Family’s senior management and advisors to begin negotiating the terms of a merger agreement with Tree pursuant to which Tree would acquire Family for $74.50 per share in cash and stock, and to negotiate an exclusivity agreement.

On June 25, 2014, Family and Tree entered into an exclusivity agreement, which provided for an exclusivity period expiring on July 28, 2014.

Negotiations over the terms of a merger agreement between Family and Tree began promptly. In particular, the parties discussed potential antitrust risks and the number of stores that Tree was willing to divest if necessary to secure FTC approval. Tree ultimately agreed to divest up to 500 stores, a level Cleary later opined has a 95% likelihood of obtaining FTC approval.44

On July 25, 2014, after the parties had reached agreement on all material terms of the merger agreement, Tree sent Levine a proposal concerning his post-closing employment with the combined company.45 Agreement on Levine’s post-closing employment was reached on July 27: Levine would head Family as a subsidiary of Tree

44 See, e.g., Defs.’ Ex. 41 at FDO_00043678.

45 Proxy at 83; see also Levine Dep. 261.

for two years, would report to Sasser, would be nominated to Tree’s board of directors, and would receive total compensation of up to approximately $5 million per year.46

On July 27, 2014, the Board met to discuss the proposed transaction. Morgan Stanley reviewed the financial terms with the Board and discussed the analyses underlying its opinion that the $74.50 per share in cash and stock consideration offered in the proposed transaction was fair, from a financial point of view, to Family stockholders. The Board then unanimously approved the Tree merger agreement (the “Merger Agreement”). The Board also amended the Rights Plan to render it inapplicable to the Merger Agreement.47

H.	Key Terms of Merger Agreement

Under the terms of the Merger Agreement, Family stockholders will receive $59.60 in cash and 0.2484 shares of Tree stock per share if at closing Tree’s “average stock price” is greater than or equal to $59.98.48 If Tree’s average stock price is greater than $49.08 and less than $59.98 per share, Family stockholders will receive $59.60 in cash and Tree shares equal to the quotient of $14.90 divided by the average stock price

46 Defs.’ Ex. 34; Levine Dep. 262-64.

47 Defs.’ Ex. 35; Proxy at 84.

48 Defs.’ Ex. 35 at FDO_00025149. The “average stock price” depends on the 20-day volume weighted average of Tree stock ending three days before the closing date. Id. At the time of the Merger Agreement, the implied value of the per share merger consideration of $74.50 represented a premium of 22.8% against Family’s stock price immediately before the Merger Agreement was announced and a 28.4% premium measured against the closing price immediately before Icahn began accumulating Family stock. Proxy at 113.

per share. If Tree’s average stock price is less than $49.08 per share, Family stockholders will receive $59.60 in cash and 0.3036 shares of Tree stock per share.

The Merger Agreement contains a $305 million termination fee (representing approximately 3.6% of the equity value of the proposed transaction as of July 28)49 and a “naked no-vote” fee of $90 million (payable if Family stockholders do not approve the Merger Agreement).50 It also contains a “fiduciary out” provision which, in general terms, enables the Board to respond to an unsolicited superior proposal.51

I.	General Makes an Initial Offer to Acquire Family

On August 18, 2014, General sent a letter to the Board proposing to acquire Family for $78.50 per share in cash subject to certain conditions, including the completion of confirmatory due diligence (the “Initial Offer”).52 In its Initial Offer, General offered to divest “up to” 700 stores, which, according to General, was “approximately the same percentage of the total combined stores represented by the 500 store divestiture commitment in the Dollar Tree merger agreement.”53 General also stated it would agree to fund the $305 million termination fee should Family become obligated to pay that fee under the Merger Agreement.54

49 Defs.’ Ex. 2 § 7.3(c).

50 Defs.’ Ex. 2 § 7.3(a).

51 Defs.’ Ex. 2 § 5.3(c).

52 Defs.’ Ex. 37 at 4.

53 Id. at 3.

54 Id. at 4.

J.	The Board Rejects General’s Initial Offer

On August 19, 2014, the Advisory Committee met telephonically with Morgan Stanley and Cleary to discuss General’s Initial Offer. The Advisory Committee “considered whether the Dollar General Proposal represented a serious proposal, particularly in light of the continued antitrust risk, and questioned whether Dollar General was attempting simply to break up the Dollar Tree transaction, by causing Family Dollar stockholders to refrain from approving the Dollar Tree merger.”55 Morgan Stanley advised that if the Board determined that General’s Initial Offer is reasonably expected to lead to a Company Superior Proposal, that would signal to the market “that the Dollar General Proposal’s antitrust commitments are within the zone of the number of divestitures that the Board believes necessary for the Company to sign a definitive agreement with Dollar General.”56

Cleary advised that General’s Initial Offer was only approximately 30% likely to clear the FTC’s antitrust review process but that, by contrast, the Merger Agreement with Tree was approximately 95% likely to clear the FTC’s antitrust review process.57 The Advisory Committee also was advised of the number of stores Cleary believed General would need to agree to divest in order to offer the level of certainty provided by the

55 Defs.’ Ex. 38 at FDO_00043674.

56 Id.

57 Id. at FDO_00043675.

Merger Agreement.58 The Advisory Committee recommended that “the Board determine that the Dollar General Proposal was not reasonably expected to lead to a Company Superior Proposal that was reasonably likely to be completed on the terms proposed.”59

The next day, the full Board met telephonically with Morgan Stanley and Cleary. The Board was provided with the same antitrust analysis that had been provided to the Advisory Committee the previous day.60 Thereafter, the Board unanimously determined to adopt the Advisory Committee’s recommendation to reject General’s Initial Offer as “not reasonably expected to lead to a Company Superior Proposal that is reasonably likely to be completed on the terms proposed . . . on the basis of antitrust considerations.”61

On August 21, 2014, Family issued a press release announcing that the Board had unanimously rejected General’s Initial Offer. In the press release, Garden expressed concern over the antitrust risks presented by General’s Initial Offer:

The CEO of [General] said that he believes that antitrust is not a risk but did not put forth a proposal that eliminates regulatory risk for shareholders. Given the significant antitrust issues involved with [General’s] proposal,

58 Id. In discovery, Defendants redacted the number of stores Cleary thought General would need to divest and the corresponding probability of antitrust approval above the level of divestitures specified in General’s proposals. Plaintiffs apparently considered but did not pursue a motion to compel this information. See Oral Argument Tr. 29 (Dec. 5, 2014).

59 Defs.’ Ex. 38 at FDO_00043676.

60 Defs.’ Ex. 41 at FDO_00043679.

61 Id. at FDO_00043680.

we will not jeopardize the [Tree] deal for a transaction with [General] that has a high likelihood of not closing due to antitrust considerations.62

K.	General Revises Its Offer

On September 2, 2014, General made a revised proposal to acquire Family at $80 per share in cash (the “Revised Offer”) based on the same terms and conditions as its Initial Offer except that General would agree to divest “up to 1,500 stores” to secure FTC approval and to pay Family a $500 million “reverse break-up” fee if the transaction was not completed for antitrust reasons.63 In its offer letter, General reiterated its belief, based on the analysis of its antitrust counsel, that “the 700 store divestiture commitment in its prior proposal provided more than sufficient cushion to clear any FTC review.”64

Later in the day on September 2, 2014, Sasser wrote to Family to express Tree’s view that General’s Revised Offer did not provide a basis under the Merger Agreement for Family to engage in negotiations with General because the Revised Offer was subject to due diligence and because General’s commitment to divest up to 1,500 stores was not sufficient for the Board to conclude that General’s Revised Offer was “reasonably expected to lead to a Company Superior Proposal” in light of the serious antitrust risks associated with a strategic combination of General and Family.65 Sasser stated that Tree was willing to amend the Merger Agreement to provide for a “hell or high water”

62 Defs.’ Ex. 42 at 1-2.

63 Defs.’ Ex. 45 at 1, 3.

64 Id. at 1.

65 Defs.’ Ex. 43 at FDO_00025263.

antitrust commitment, which, as Sasser explained in a subsequent letter, meant that Tree would “divest any and all stores required by the [antitrust] regulators.”66

L.	The Board Rejects General’s Revised Offer

On September 2, 2014, the Advisory Committee met and on September 4, 2014, the full Board met telephonically, in each case with Cleary and Morgan Stanley in attendance.67 The directors received an updated antitrust analysis. Although Cleary previously had stated in a May 19 presentation that understanding General’s pricing strategy would be “crucial” to “fully understanding” the antitrust risk of a transaction with General, Cleary that the argument that General’s pricing information was more relevant to the antitrust analysis than Family’s own pricing information had “no basis . . . in economics, merger guidelines [or] court/FTC precedent.”68

Focusing on the terms of the Revised Offer, Cleary advised that General’s willingness to divest up to 1,500 stores provided an approximately 40% chance of success that the proposed transaction would clear the FTC’s antitrust review process.69 Cleary again opined on the number of stores it believed General would be required to divest to get close to the level of certainty provided by the Merger Agreement.70

66 Id. at FDO_00025264; Defs.’ Ex. 48 at FDO_00025276. On September 4, 2014, the Merger Agreement was amended to reflect Tree’s commitment to divest as many of its stores as necessary to achieve antitrust clearance. Defs.’ Ex. 47 at FDO_00043691.

67 Defs.’ Exs. 44, 47.

68 Defs.’ Ex. 46 at FDO_00025297.

69 Defs.’ Ex. 44 at FDO_00043683; Defs.’ Ex. 47 at FDO_00043688.

70 Defs.’ Ex. 44 at FDO_00043683; Defs.’ Ex. 47 at FDO_00043688.

Although these figures were redacted from documents produced in discovery,71 Garden testified that General would need to agree to divest a number of stores “materially higher than 1,500” – which he explained to mean a “multiple of 1,500” – for him not to be skeptical of the sincerity of General’s proposal.72

On September 4, 2014, the Board, consistent with the recommendation it had received from the Advisory Committee, “unanimously determined . . . that the Revised Dollar General Proposal is not reasonably expected to lead to a Company Superior Proposal that is reasonably likely to be completed on the terms proposed . . . on the basis of antitrust considerations.”73

On September 5, 2014, Family issued a press release announcing the Board’s rejection of General’s Revised Offer. The press release outlined in considerable detail the Board’s antitrust review of a potential General/Family combination and noted that Family already was deeply involved in the FTC’s review of its transaction with Tree and had “seen first-hand the issues and types of evidence that the FTC is focusing on, all of which have completely confirmed [Family’s] regulatory analysis.”74

71 See supra note 58.

72 Levine Dep. 98-102.

73 Defs.’ Ex. 47 at FDO_00043691.

74 Defs.’ Ex. 49 at 2-3.

M.	General Commences a Tender Offer

On September 10, 2014, General commenced a tender offer to acquire all outstanding Family shares for $80 per share in cash. Similar to General’s Revised Offer, its tender offer includes a willingness to divest up to 1,500 stores if required by the FTC and to pay Family a $500 million reverse break-up fee if the transaction does not close for antitrust reasons.75 The tender offer, which has been extended twice, is currently set to expire on December 31, 2014. Under the Hart-Scott-Rodino Act, General is not permitted to acquire more than $75.9 million, or less than 1%, of Family stock without first obtaining FTC clearance.76

On September 17, 2014, Family filed with the Securities and Exchange Commission (“SEC”) a solicitation/recommendation statement in which the Board unanimously recommended that Family’s stockholders not tender their shares to General.

N.	Subsequent Developments

On October 21, 2014, and November 7, 2014, Family and Tree, respectively, certified substantial compliance with the FTC’s second request for information.77

On October 31, 2014, General filed a definitive Schedule 14A with the SEC so that it could solicit Family stockholders to reject the Merger Agreement.78

75 Defs.’ Ex. 50.

76 See 15 U.S.C. §18a(a) (2014); 16 C.F.R. § 801.1(h) (2014).

77 Defs.’ Ans. Br. at 32.

78 Defs.’ Ex. 55.

O.	Procedural History

On July 31, 2014, the first of three putative class action lawsuits challenging the Merger was filed in this Court. On August 22, 2014, the operative complaint in this action was amended. On August 26, 2014, I granted Plaintiffs’ motion for consolidation and appointment of co-lead counsel. On August 28, 2014, Plaintiffs moved for expedited proceedings and to preliminarily enjoin the meeting of Family stockholders to consider the proposed Merger. That meeting is currently scheduled for December 23, 2014.

III.	LEGAL ANALYSIS

Plaintiffs seek to preliminarily enjoin the vote of Family stockholders scheduled for December 23, 2014, “[1] until the Board has properly engaged with [General] and made a good faith effort to achieve a value-maximizing transaction, and [2] until corrective disclosures have been made.”79 The first aspect of Plaintiffs’ application for injunctive relief is based on their assertion that the Board breached its fiduciary duties under Revlon in essentially three respects: (1) by allowing Levine to run the sale process with minimum supervision, (2) by failing to inform General that Family was engaged in a sale process before entering the Merger Agreement with Tree, and (3) by failing to negotiate with General after receiving its Revised Offer.80 These issues are addressed in

79 Pls.’ Op. Br. 2. Although not a direct focus of Defendants’ opposition, Plaintiffs’ requested form of preliminary injunction gives me great pause because it would be an open-ended injunction of indefinite duration that would readily permit further litigation challenges.

80 Plaintiffs acknowledged at oral argument that they are not seeking to enjoin the application of the Rights Plan to General’s outstanding tender offer because General cannot accept shares under that offer until antitrust review of its proposal to acquire

Sections D-F. The second aspect of Plaintiffs’ application for injunctive relief is based on Plaintiffs’ assertion that the Proxy fails to disclose seven categories of purportedly material information. These issues are addressed in Section G.

A.	The Procedural Standard

To obtain a preliminary injunction, Plaintiffs must establish three elements: (i) a reasonable probability of success on the merits; (ii) irreparable harm absent interim relief; and (iii) that the balance of the equities favors the relief requested.81 “This burden is not a light one, and an ‘extraordinary remedy’ like a preliminary injunction ‘will never be granted unless earned.’”82 Although “[a] strong showing on one element may overcome a weak showing on another element,” Plaintiffs must still demonstrate all three elements.83

Family has been completed. See Oral Argument Tr. 31 (Dec. 5, 2014). Without citing any legal authority, Plaintiffs half-heartedly challenged in their briefs the $305 termination fee (equating to 3.6% of the equity value when the Merger Agreement was entered) and the $90 million “naked no-vote termination fee” (equating to 1.05% of the equity value) in the Merger Agreement. These provisions, individually and together, are unremarkable and do not, in my view, provide a basis to enjoin the stockholder vote. See In re 3Com S’holders Litig., 2009 WL 5173804, at *7 (Del. Ch. Dec. 18, 2009) (upholding termination fee greater than 4% of equity value); In re Lear Corp. S’holder Litig., 967 A.2d 640, 656-67 (Del. Ch. 2008) (noting that this court has approved no-vote fees of up to 1.4% of transaction value).

81 See Revlon, Inc. v. MacAndrews & Forbes Hldgs., Inc., 506 A.2d 173, 179 (Del. 1986).

82 Wayne Cty. Empls.’ Ret. Sys v. Corti, 954 A.2d 319, 329 (Del. Ch. 2008) (quoting Lenahan v. Nat’l Computer Analysts Corp., 310 A.2d 661, 664 (Del. Ch. 1973)).

83 See Cantor Fitzgerald, L.P. v. Cantor, 724 A.2d 571, 579 (Del. Ch. 1998).

B.	Revlon Obligations of the Board

Delaware courts review claims for breach of fiduciary duty under a doctrinal standard of review. Where a stockholder alleges that the directors of a Delaware corporation breached their fiduciary duties in the context of a sale of corporate control, this Court analyzes those allegations under the enhanced scrutiny standard of Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.84 In this context, the goal of directors is to “maximiz[e] . . . the company’s value at a sale for the stockholders’ benefit.”85 Thus, during the sale process, the directors are charged with acting to “get the highest value reasonably attainable for the shareholders.”86 There is no “single blueprint” for directors to act to obtain the highest value reasonably attainable.87 “No court can tell directors exactly how to accomplish that goal, because they will be facing a unique combination of circumstances, many of which will be outside their control.”88 Under Revlon, “directors are generally free to select the path to value maximization, so long as they choose a reasonable route to get there.”89 The

84 506 A.2d 173 (Del. 1986).

85 Id. at 182.

86 Mills Acq. Co. v. Macmillan, Inc., 559 A.2d 1261, 1288 (Del. 1989).

87 See Barkan v. Amsted Indus., Inc., 567 A.2d 1279, 1286 (Del. 1989).

88 Lyondell Chem. Co. v. Ryan, 970 A.2d 235, 242 (Del. 2009).

89 In re Dollar Thrifty S’holder Litig., 14 A.3d 573, 595-96 (Del. Ch. 2010)); see also In re Toys “R” Us, Inc. S’holder Litig., 877 A.2d 975, 1000 (Del. Ch. 2005) (“[T]he enhanced judicial review Revlon requires is not a license for law-trained courts to second-guess reasonable, but debatable, tactical choices that directors have made in good faith.”).

burden is on the defendant directors to show that, when they made the decision(s) at issue, they “were adequately informed and acted reasonably.”90

C.	The Motivations of the Family Board

Before addressing the three aspects of the Board’s conduct upon which Plaintiffs focus their Revlon claims, it is helpful to consider first the Board’s general motivations during the sale process. For when the record reveals no basis to question a board’s motivations, the Court understandably will be more likely to defer to the board’s judgment in determining how to conduct a corporate sale process. As Chief Justice Strine, then a Vice Chancellor, explained:

In a situation where heightened scrutiny applies, the predicate question of what the board’s true motivation was comes into play. The court must take a nuanced and realistic look at the possibility that personal interests short of pure self-dealing have influenced the board to block a bid or to steer a deal to one bidder rather than another. . . .. [T]he reasonableness standard requires the court to consider for itself whether the board is truly well motivated (i.e, is it acting for the proper ends?) before ultimately determining whether its means were themselves a reasonable way of advancing those ends.91

The record here demonstrates that the Board was properly motivated to maximize value for Family’s stockholders. Ten of the eleven members of the Board are outside directors whose independence has not been called into question. One of them, Garden, is a co-founder of a well-known hedge fund (Trian) who joined the Board in 2011 as part of a standstill arrangement with Trian, which holds almost 8.4 million shares of Family

90 Paramount Commc’ns Inc. v. QVC Network Inc., 637 A.2d 34, 45 (Del. 1994).

91 Dollar Thrifty, 14 A.3d at 598-600.

stock.92 He plainly had every incentive to maximize the value of Family and, as shown by his lone vote against adoption of the Rights Plan, has demonstrated his independence. None of the ten outside directors will serve as a director in the combined entity if the Merger is approved.

Despite Plaintiffs’ contentions to the contrary, the record fails to demonstrate that Levine, the only Family executive on the Board, harbored any entrenchment motivation. To the contrary, the record shows that Levine had been planning his retirement since 2011 and had no desire to run a combined company after the transaction, but was advised to express a desire to do so as a negotiating tactic;93 that Tree insisted that Levine stay on post-closing to help with integration of the companies;94 and that General made the same request.95 Levine, moreover, personally held almost 9 million shares of Family stock and thus, similar to Garden, had a significant economic incentive to pursue maximum value for his shares of Family.96

92 In 2011, Family agreed to appoint a Trian representative to the Board in exchange for Trian agreeing not to purchase more than 9.9% of Family’s outstanding stock. Am. Compl. ¶ 58.

93 Levine Dep. 67-68; Garden Dep. 35 (“I’ll be clear. Mr. Levine had no desire to run either company post-deal. Mr. Levine broached the idea of running the company at Dollar General as a negotiating tactic that I recommended because it was an easy give because he had no desire to run the combined business.”).

94 See Defs.’ Ex. 22 at FDO_00026209; Garden Dep. 36 (“Dollar Tree insisted that [Levine] be involved post-transaction. That should be very clear.”).

95 Levine Dep. 101, 130; Mahoney Dep. 62.

96 The $5.50 difference between the Tree offer of $74.50 (as of the date of the Merger Agreement) and the General offer of $80 represents approximately $48 million to Levine. The value of Tree’s offer has since appreciated to approximately $76.50 due to the

Plaintiffs further contend that the Board was improperly motivated to favor Tree because the directors wanted to maintain Family’s presence in North Carolina. The testimony shows, however, that Levine told General that the headquarters of a combined entity should remain in Charlotte as a negotiating ploy.97 The only other evidence Plaintiffs offer in support of this contention is a March 17, 2014, email from one Family director, Sharon Decker, North Carolina’s Secretary of Commerce, to Levine in which she expresses support for pursuing discussions with Tree “as long as [the company] is headquartered in NC! :).”98 The smiley face in the email supports a reasonable inference that the comment was made in jest. What is far more telling of the Board’s motivations insofar as geographic considerations are concerned, is that the Merger Agreement does not obligate Tree to maintain Family’s headquarters (or any other particular facilities) in North Carolina.

Finally, the preliminary record shows that Family had engaged in a number of discussions with General dating back to early 2013 in an effort to explore a transaction between Family and General. Of particular note, in June 2014, after Icahn had surfaced and Tree had made a proposal of $72 per share but not yet entered into an exclusivity arrangement with Family, the Board instructed Levine to encourage General to re-engage in discussions in an effort to obtain a higher offer. Levine did so and directly solicited an appreciation of Tree’s stock price. A $3.50 per share difference equates to approximately $30 million to Levine.

97 See supra note 8.

98 Defs.’ Ex. 20.

offer from General. When no offer was forthcoming from General, the Board continued its discussions with Tree, resulting in an offer of $74.50 per share. Only then did Family commit to an exclusivity arrangement with Tree. These actions do not suggest any favoritism of Tree over General based on an improper motivation. To the contrary, the record, albeit preliminary, demonstrates to me that the Board was motivated to maximize the value of Family.

D.	Levine’s Role in the Sale Process

Plaintiffs argue that the Board abdicated its responsibilities by allowing Levine to conduct much of the sale process “with minimal supervision.”99 This argument can be disposed of easily. The Board’s minutes and other evidence of record instead show that the Advisory Committee and the Board, with the assistance of its financial and legal advisors, were actively engaged in the sale process and received regular updates from Levine. The deposition testimony of Garden is particularly noteworthy. It shows an engaged Board making the important decisions with a full understanding of the Board’s options and the rationale for the decisions being made. Critically, furthermore, Plaintiffs have identified no material information that was kept from the Board.100

99 Pls.’ Op. Br. 22.

100 Quoting the Court’s decision in In re Ply Gem Indus., Inc. S’holders Litig., 2001 WL 755133, at *10 (Del. Ch. June 26, 2001), Defendants assert “[t]here is nothing inherently wrong with an interested chief executive officer negotiating a merger transaction. In most instances, the chief executive officer is the person most knowledgeable about the company, its value, and the industry in which it operates.” Although I agree with these observations, there are risks to having a CEO take the lead in a sale process, and the decision to do so should be made carefully based on the particular facts and

E.	The Decision Not to Inform General that Family was in a Sale Process

Plaintiffs next argue that Levine acted unreasonably when he failed to inform General during his June 19 meeting with Dreiling and Calbert that Family was undergoing a sale process. According to Plaintiffs, “[b]ased on a specious and unduly narrow and restrictive interpretation of the NDA with [Tree],” Levine “played coy” with General during the meeting to give the “false impression” that Family “was not talking to any other potential suitors.”101 Relying on public statements General made after the fact, Plaintiffs assert that, had Levine suggested the presence of another bidder or an active sale process, General would have made a bid.102

Although reasonable minds may differ on whether it would have been more advantageous to tell General explicitly during the June 19 meeting that Family was engaged in discussions concerning a sale of control, I conclude that the decision not to do so was eminently reasonable under the circumstances for two reasons. First, the record shows that the Board was concerned that if General learned that Family was speaking circumstances facing a company. Here, Plaintiffs have provided no evidence that Levine’s role in the sale process resulted in an abdication or breach of duty.

101 Pls.’ Op. Br. 31.

102 See General Proxy at 7 (“If at any time during the June 19th meeting the representatives of Family Dollar had indicated that Family Dollar might be in discussions with another party or that there was otherwise any urgency to make a proposal at that time, Dollar General would have promptly sought to do so prior to the announcement of the Dollar Tree Merger Agreement.”); Defs.’ Ex. 40 (August 20, 2014, letter from General stating that had General left the June 19 meeting “with the belief that a sale of Family Dollar was imminent, we assure you that our course of action would have been different.”).

with another bidder about a potential strategic combination, General would assume that Family was talking to Tree and would make a hostile bid for Tree or take some other action adverse to Family. As Garden testified, “[i]t was my belief given the competition between Dollar General and Family Dollar, that if they got wind that we were contemplating a transaction with Dollar Tree, that the probability was high that they would do a hostile transaction on Dollar Tree” or that General might “make a public announcement that they were not interested in buying Family Dollar.”103

Second, members of the Board were concerned they would violate the terms of the NDA if they revealed that Family was having discussions concerning a potential strategic transaction. Levine testified he had been advised by counsel before the June 19 meeting that he could not inform General that Family was having discussions concerning a potential strategic transaction even if he did not specifically identify Tree.104 Mahoney (who also attended the June 19 meeting along with Levine) and Garden were similarly under the impression that the NDA precluded Family from informing General that Family was talking to another party about a potential strategic transaction.105 Plaintiffs may

103 Garden Dep. 43-44, 83; see also Proxy at 76 (summarizing April 17, 2014, Board discussion of risks of inviting General “into a more formal process to compete with Dollar Tree for the right to participate in a business combination transaction with Family Dollar.”).

104 Levine Dep. 234;

105 Garden Dep. 132-33, Mahoney Dep. 31.

disagree with the advice the directors received, but that advice was not plainly erroneous and the directors were entitled to rely on it.106

Additionally, it can never be known, of course, whether General would have made a better offer for Family than Tree did at the time if General had known in mid-June that Family was engaged in sale discussions. What is known is that execution of the Merger Agreement did not deter General from later making its own acquisition proposals, and that General remains free to make an improved offer now. Thus, it is difficult to see how Family’s stockholders could be said to have been harmed by the Board’s tactical decision not to disclose to General that it was engaged in a sale process in mid-June.

F.	The Decision Not to Engage in Negotiations with General in Response to its Revised Offer

As their third and most vigorous line of attack under Revlon, Plaintiffs argue that the Board acted unreasonably when it refused to engage with General after it made its Revised Offer of $80 per share in cash and a expressed a willingness to divest up to 1,500 stores. Specifically, Plaintiffs contend that the Board’s failure to negotiate with General at this point was “premised on a misinterpretation and unduly restrictive reading of the

106 8 Del. C. § 141(e). Plaintiffs contend that the NDA did not prevent Levine “from disclosing to [General] that [Family] was conducting a broader sales process” if Tree was not identified by name. Pls.’ Op. Br. 32. However, if Levine or Mahoney had disclosed to General on June 19 that Family was involved in a sale process, that easily may have implied that it was in discussions with Tree since Tree was viewed as a leading (if not the only realistic) bidder for Family other than General. See Proxy at 73.

Merger Agreement terms, as well as an [] incomplete and uninformed antitrust analysis.”107

Regarding the former contention, Plaintiffs argue it was unreasonable for the Board not to at least seek to obtain an improved commitment from General to divest a sufficient number of stores to eliminate the antitrust risk the Board perceived in its proposal given that General already had increased its divestiture cap from 700 to 1,500 stores. Regarding the latter contention, Plaintiffs rely heavily on the fact that the Board did not have access to General’s pricing information, which Cleary had described in its May 19, 2014, antitrust presentation as “crucial to fully understanding” the antitrust risk of a transaction with General.108

Evaluating whether the Board’s decision not to engage with General after it made the Revised Offer was reasonable as a fiduciary matter under Revlon implicates the fiduciary out provision in Section 5.3(c) of the Merger Agreement. Section 5.3(c) provides that, if Family receives a bona fide, unsolicited written acquisition proposal from another bidder (defined as a Company Takeover Proposal), Family may engage in negotiations with the person making such proposal if the Board determines that the proposal is reasonably expected to lead to a “Company Superior Proposal” and if the failure to engage in such negotiations would be inconsistent with the directors’ fiduciary duties:

107 Pls.’ Op. Br. 33.

108 Pls.’ Reply Br. 16 (citing Defs.’ Ex. 24 at FDO_00000621).

[I]f . . . the Company or any of its Representatives, receives a bona fide, unsolicited written Company Takeover Proposal . . . and if the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or is reasonably expected to lead to a Company Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may . . . (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal.109

The Merger Agreement defines a “Company Superior Proposal” as a financially more favorable proposal than the Merger that, among other things, is reasonably likely to be completed on the terms proposed:

“Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal .. . . that the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, is reasonably likely to be completed on the terms proposed, is not subject to any due diligence investigation or financing condition, and . . . is more favorable to the stockholders of the Company from a financial point of view than the Merger.110

Read together, these provisions generally provide that the Board may negotiate with a third party who makes a proposal (1) if the Board determines in good faith after consulting with its advisors that the proposal is reasonably expected to lead to a transaction that is (a) financially more favorable than the Merger and (b) reasonably

109 Defs.’ Ex. 2 § 5.3(c) (emphasis added).

110 Defs.’ Ex. 2 § 8.15(b)(v) (emphasis added).

likely to be completed on the terms proposed and (2) if failure to engage in such negotiations would be inconsistent with the directors’ fiduciary duties.

Considering the evidence in the record, and taking into account the framework of the fiduciary out provision in the Merger Agreement, I conclude that the Board’s decision not to engage in discussions with General in response to its Revised Offer was a reasonable exercise of judgment consistent with the directors’ obligations under Revlon to maximize value for Family’s stockholders. In short, the Board’s decision reflects the reality that, for the Company’s stockholders, a financially superior offer on paper does not equate to a financially superior transaction in the real world if there is a meaningful risk that the transaction will not close for antitrust reasons.

Although the face value of General’s Revised Offer ($80 per share) was higher than the expected per share value of the Merger, the Board, after consulting with its legal and financial advisors as it was required to do under Section 5.3(c), determined that General’s proposal was not reasonably likely to be completed on the terms proposed, i.e., with divestitures not to exceed 1,500 stores. In particular, Cleary specifically advised the Board “that the Revised Dollar General Proposal provided for approximately a 40% chance of success of the proposed combination clearing the FTC’s antitrust review process.”111 Something with an approximately 60% chance of failure, in my view, is not “reasonably likely” to occur.

111 Defs.’ Ex. 47 at FDO_00043688.

The Board did not end its inquiry there. It went further to consider whether General seemed open to reducing the antitrust risk associated with its proposal and whether it would be prudent and appropriate to engage General to attempt to do so.

On the first issue, the Board determined that General appeared unwilling to go beyond the 1,500 store cap in its Revised Offer. As stated in the Board’s September 4, 2014 minutes:

The Directors noted that Dollar General had not indicated any openness to increasing the cap on divestitures over 1,500 stores and that Dollar General had stated that the reason for discussions to take place was not to bridge differences, but solely to convince Family Dollar that Dollar General’s position is the correct one and that Family Dollar is fundamentally misunderstanding the risk.112

This determination was reasonable in my view given how General, a sophisticated party working with highly experienced financial and legal advisors of its own, had chosen to communicate the divestiture component of its Revised Offer in its offer letter:

As discussed above, based on the extensive work and analysis performed by our experienced antitrust counsel and economist, we do not believe that we would be ordered to divest more than the number of stores contained in our original offer (i.e., 700), if that many, and we believe that after we have shared that analysis with your counsel, you will agree. Nonetheless, to provide you with a concrete proposal that indisputably allows you to engage with us under the terms of your existing merger agreement and to demonstrate our commitment to this proposed transaction and the value it brings to Family Dollar shareholders, we are willing to agree to divest up to 1,500 stores, a commitment that provides you with even greater assurance that this transaction is capable of being completed on the terms proposed.113

112 Id.; see also Mahoney Dep. 194.

113 Defs.’ Ex. 45 at 3. The offer letter notes that Goldman Sachs & Co. was acting as General’s financial advisor and Simpson Thacher & Bartlett LLP was acting as its legal counsel. Id. at 2.

General could have written its Revised Offer to indicate some level of flexibility to divest more than 1,500 stores, but it chose not to do so.

Despite reasonably concluding that General appeared unwilling to divest more than 1,500 stores, the Board considered whether General’s Revised Offer nonetheless warranted further discussion. In making this assessment, the Board had been advised that engaging in discussions with General might signal that “the Revised Dollar General Proposal’s antitrust commitments are within the zone of the number of divestitures that the Board believes necessary for the Company to sign a definitive agreement with Dollar General.”114 The Board ultimately concluded that the level of divestitures to which General had committed so far was insufficient to risk sending this message. As Garden testified:

What I agreed with was that by engaging, we would be sending a message to the market and to Dollar General that 1,500 stores was in the zip code of the type of number that we would accept in terms of a definitive agreement to be acquired. And I personally felt that 1,500 wasn’t in the right zip code.115

Garden’s view of the necessary “zip code” to warrant engaging with General, moreover, had been the subject of extensive discussion with antitrust counsel.116 Ostensibly based on those discussions, Garden testified that General would have needed to divest “[a] number materially higher than 1,500” stores – meaning a “multiple of 1,500” – to

114 Defs. Ex. 44 at FDO_00043683.

115 Levine Dep. 120.

116 See, e.g., Defs.’ Exs. 23-24, 46-47.

sufficiently reduce the conditionality of its proposal to warrant opening up negotiations with General.117

Based on this evidence, and taking into consideration the constraints of Section 5.3(c) of the Merger Agreement, the Board acted reasonably in my opinion to maximize value for Family’s stockholders in accordance with its fiduciary obligations under Revlon when it came to the conclusion, as reflected in the minutes, “that the Revised Dollar General Proposal is not reasonably expected to lead to a Company Superior Proposal that is reasonably likely to be completed on the terms proposed.” My conclusion is bolstered by the fact that the Board had made numerous good faith efforts to engage with General (going back to early 2013) and appears to have been genuinely motivated to maximize the value of Family.118

It is too facile, in my view, to jump to the conclusion Plaintiffs suggest: that the Board was obligated to engage with General simply because it had shown a willingness to increase the divestiture cap in its proposals from 700 to 1,500 stores. That may have been little more than an easy give. The harder, real world question the Family directors faced was whether General’s $80 proposal – in which General showed no apparent willingness to divest more than 1,500 stores – was sufficiently close to something the

117 Garden Dep. 99-102. As noted above, Defendants blocked discovery into the specific advice the Board had received concerning the probability of antitrust approval involving store divestitures above the levels specified in General’s proposals. Although this information would have been useful to the Court’s assessment of the reasonableness of the Board’s conduct, I am satisfied based on Garden’s testimony that the Board’s actions in the face of a proposal with a divestiture cap of 1,500 stores were reasonable.

118 See supra Section III.C.

Board believed was viable from an antitrust perspective to warrant engaging with General. Given the record before me, I see no basis to second guess the Board’s judgment that it was not.

In challenging the Board’s conduct, Plaintiffs also incorrectly seem to assume there was no downside to engaging with General. Engaging at this point, however, could have sent a counterproductive message that the antitrust commitment in the Revised Offer was in the zone of being satisfactory from an antitrust perspective when, as Garden testified, it was not. The Board, moreover, was (and remains) bound by the terms of the Merger Agreement and had to be cognizant of the risk that Tree could assert a claim for breach of contract if Family opened up discussions with General. Shortly after General conveyed the Revised Offer, in fact, Sasser sent a letter to Levine in which Tree asserted that the terms General had proposed failed to satisfy the fiduciary out provision in the Merger Agreement and expressly reserved “all of [its] rights.”119

Finally, I disagree with Plaintiffs’ assertion that the Board was inadequately informed in its consideration of the antitrust risks posed by the Revised Offer simply because Family did not have access to General’s pricing information. Under Section 5.3(c) of the Merger Agreement, the directors were required to consult with their financial and legal advisors, and they did so. Under Delaware law, Family’s directors were obligated to “inform themselves, prior to making a business decision, of all material

119 Defs.’ Ex. 39 at FDO_00025217; Defs.’ Ex. 43 at FDO_00025263.

information reasonably available to them,”120 and they did so. The fact of the matter is that General’s pricing information is confidential and was not available to the Board when it considered the Revised Offer. And the fact that Cleary viewed this information to be “crucial to fully understanding” the antitrust risks posed by a combination with General in May 2014, does not mean that the Board was not adequately informed about the antitrust risks several months later, in September 2014. Indeed, Cleary’s September 3, 2014 presentation, which was provided after Family had been engaged in discussions with the FTC concerning the Merger and had developed a better understanding of the FTC’s perspective on the antitrust issues,121 noted that there was no basis in “economics, merger guidelines, [or] court/FTC precedent” for the argument that General’s pricing data was more relevant than Family’s pricing data.122

*        *        *

Under Revlon, a board of directors may, as the Board did here, “pursue the transaction it reasonably views as most valuable to stockholders, so long as the transaction is subject to an effective market check under circumstances in which any bidder interested in paying more has a reasonable opportunity to do so.”123 On the preliminary record, the Company’s market check is effective because, under the Merger

120 Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984) (emphasis added).

121 See Defs.’ Ex. 49 at 2.

122 See Defs.’ Ex. 46 at FDO_00025297.

123 C&J Energy Servs., Inc. v. City of Miami General Emps.’ and Sanitation Emps.’ Ret. Trust, No. 655/657, 2014, slip op. at 28 (Del. Dec. 19, 2014).

Agreement, “interested bidders have a fair opportunity to present a higher-value alternative, and the [B]oard has the flexibility to eschew the original transaction and accept the higher-value deal.”124 For all the foregoing reasons, I find that Plaintiffs have not demonstrated a reasonable probability of success on the merits of their Revlon claims.

G.	Plaintiffs’ Disclosure Claims

Independent of their Revlon claims, Plaintiffs seek to enjoin the December 23, 2014, stockholder vote on the basis that the members of the Board breached their fiduciary duties by failing to disclose in the Proxy seven items of information they claim are material. Defendants contend, in opposition, that the seven items were “either already disclosed or immaterial.”125 For the reasons set forth below, I conclude that Plaintiffs’ disclosure claims are without merit because the purported omissions or misleading statements Plaintiffs have identified are either misapprehensions of the record, speculation, self-flagellation, or immaterial minutiae.

Under Delaware law, when directors solicit stockholder action, they must “disclose fully and fairly all material information within the board’s control.”126 Information is material “if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.”127 In other words, information is

124 Id. at 28-29.

125 Defs.’ Ans. Br. 39.

126 Stroud v. Grace, 606 A.2d 75, 84 (Del. 1992).

127 Rosenblatt v. Getty Oil Co., 493 A.2d 929, 944 (Del. 1985).

material if, from the perspective of a reasonable stockholder, there is a substantial likelihood that it “significantly alter[s] the ‘total mix’ of information made available.”128

I will address each of Plaintiffs’ seven disclosure claims in turn.129

First, Plaintiffs contend that the Proxy does not disclose exactly when in the negotiations Tree mentioned the possibility that Levine would have a seat on the board of Tree post-Merger. For support, Plaintiffs cite to Maric Capital Master Fund, Ltd. v. Plato Learning, Inc.130 and In re Atheros Communications, Inc. Shareholder Litigation131 for the general proposition that the pre-signing negotiation of post-closing employment terms for the target’s management with the acquirer must be disclosed. Defendants contend that the Proxy adequately discloses that (i) during the negotiations, Tree desired for Levine to have a post-closing role with the combined company; and (ii) after the Merger, Levine will become a director of Tree.132

Plaintiffs’ first disclosure claim is meritless in my view. The Proxy discloses not only that Tree wanted Levine to have a role with the combined company,133 but that

128 Arnold v. Soc’y for Sav. Bancorp, Inc., 650 A.2d 1270, 1277 (Del. 1994) (emphasis added).

129 At the outset, I note that submitting what is effectively a laundry list of disclosure claims is not a persuasive framework in which to argue that a proxy statement fails to disclose all material information.

130 11 A.3d 1175, 1179 (Del. Ch. 2010).

131 2011 WL 864928 (Del. Ch. Mar. 4, 2011)

132 Defs.’ Ans. Br. 40-41.

133 Proxy at 74 (referring, on March 14, 2014, to Levine’s potential “management role at the combined company”), 77 (referring, on May 14, 2014, to a desired “contractual

Levine will become a director of Tree after the Merger and that this term was included in a June 30, 2014, draft of the Merger Agreement.134 Additionally, Plaintiffs have not offered any evidence of exactly when Tree first intimated to Levine the possibility of a post-closing directorship. Thus, it is unclear what additional information could even be disclosed on this subject.135

Relying on Maric Capital and Atheros does not save Plaintiffs’ claim. In those cases, the issue was whether the relevant proxy statement was misleading by disclosing (or at least implying) that there were no negotiations between the acquirer and the target’s management about post-closing employment where the record reflected that the acquirer had given management an expectation about their post-closing positions. The obvious concern animating those decisions was that stockholders should receive full and fair disclosures about whether a negotiator for the target had, by virtue of an expectation of post-closing employment with the acquirer, incentives that might conflict with those of the target’s stockholders. The record here is plainly distinguishable. Unlike in Maric Capital, the Proxy fully and fairly discloses that Tree had given Levine an expectation during the negotiations that he could have a management role with the combined commitment [for Levine] to remain employed by Family Dollar following the closing of the transaction”), 81 (referring, on June 21, 2014, to the possibility for Levine to “remain with the company following the closing”).

134 Id. at 82, 135, 165.

135 At his deposition, Levine testified that his joining the Tree board was part of “some of the initial conversations” with Tree. Levine Dep. 259. This testimony, without more, is too vague and indefinite to support Plaintiffs’ contention that the possibility that Levine could become a director of Tree post-closing was raised earlier than June 30.

company.136 Similarly, unlike in Atheros, the Proxy fully and fairly discloses Tree’s March 14, May 14, and June 21 overtures to Levine and Levine’s refusal on each of those dates to negotiate any post-closing role while material terms of the Merger Agreement remained open.137

Second, in what they described as their “best” disclosure claim,138 Plaintiffs contend that the Proxy omits the material fact that the Board and Cleary “were without information they believed was ‘crucial’ to an informed assessment of the antitrust risks attendant to a potential merger” of Family and General.139 Defendants contend that Plaintiffs mischaracterize the record because Cleary’s May 19 presentation, which was early in the Board’s evaluation of its strategic alternatives, merely stated that this

136 Maric Capital, 11 A.3d at 1179 (concluding there was a reasonable likelihood that the proxy statement was misleading because it stated that, in deciding to approve the merger agreement, the board considered “the fact that [the acquirer] did not negotiate terms of employment, including any compensation arrangements or equity participation in the surviving corporation, with [the target’s] management,” where the preliminary record reflected that the acquirer had given the target’s CEO an expectation regarding how management would be treated post-closing).

137 Proxy at 81; see also Atheros, 2011 WL 864928, at *11-12 (concluding that there was a reasonable likelihood that the proxy statement was misleading because it stated that, as of a particular date, the target company’s CEO had “not had any discussions with [the acquirer] regarding the terms of his potential employment by [the acquirer]” where the preliminary record reflected that the CEO had an understanding before that date about his post-closing employment).

138 Oral Argument Tr. 33 (Dec. 5, 2014).

139 Pls.’ Op. Br. 49.

information would be crucial to “fully understanding” the antitrust risks, not that it was crucial to adequately understanding those risks.140

As discussed above, the fact that General’s pricing information was unavailable to the Board did not mean, in my view, that the Board was not adequately informed under Revlon about the antitrust risks of a transaction with General. Because it is obvious that Family did not have the pricing information of General—its competitor, after all—a disclosure to that effect would not significantly alter the total mix of information available in the Proxy. Delaware law, moreover, does not require directors to disclose what is effectively Plaintiffs’ “characterization of the facts.”141 If the Board were to disclose that, even though it was adequately informed about antitrust risks, the directors did not fully understand those risks because they did not have their competitor’s pricing information, such a disclosure would amount to “self-flagellation,” which is not a proper subject for the Proxy.142

Third, Plaintiffs seek “information regarding potential synergies in a transaction with [Tree] or [General]” in light of Cleary’s advice that “potential synergies or, in FTC terminology, ‘efficiencies’ would play an important part of an FTC analysis.”143

140 Defs.’ Ans. Br. 41 (emphasis added); see also Defs.’ Ex. 24 at FDO00000621 (“[General’s] documents on pricing would be crucial to fully understanding its [antitrust] risk”).

141 In re MONY Gp., Inc. S’holder Litig., 853 A.2d 661, 682 (Del. Ch. 2004) (“[A]s a general rule, proxy materials are not required to state ‘opinions or possibilities, legal theories or plaintiff’s characterization of the facts.’”) (citation omitted).

142 See Stroud, 606 A.2d at 84 n.1.

143 Pls.’ Op. Br. 49-50.

Defendants contend this information did not need to be disclosed because “it is impossible to even know (and thus to accurately disclose) what the synergies—with either [Tree] or [General]—will be, as required divestitures affect the calculation.”144 I agree. The record reflects that, in the small-box discount retail market in which Family, Tree, and General compete, a transaction between any two of those competitors likely would require divestitures to receive FTC approval. Because the magnitude of potential synergies is dependent, at least in part, on the magnitude of divestitures, and because the required divestitures are not currently known, any statement in the Proxy about potential synergies would amount to speculation, which “is not an appropriate subject for a proxy disclosure.”145

Fourth, Plaintiffs contend that the Proxy’s summation of Morgan Stanley’s comparable public company analysis is “deficient because in analyzing company statistics, it fails to define a key term, ‘non-GAAP EPS.’”146 As disclosed in the Proxy, Morgan Stanley derived a range of implied share prices for the Company based on the stock price to estimated earnings per share (EPS) ratio, or P/E ratio, for comparable public companies. The Proxy defines the P/E ratio as the “closing stock price per share on July 25, 2014 divided by the estimated non-GAAP EPS, for standardized year 2014.”147 Plaintiffs insist that without a definition of “non-GAAP EPS” or information

144 Defs.’ Ans. Br. 43.

145 Loudon v. Archer-Daniels-Midland Co., 700 A.2d 135, 145 (Del. 1997).

146 Pls.’ Op. Br. 50.

147 Proxy at 114-15.

about how that figure was calculated for the comparable public companies, the Company’s stockholders “are not fully informed so as to be able to assess the sufficiency of the analysis performed and, in turn, to adequately gauge the reliability of Morgan Stanley’s fairness opinion.”148 In response, Defendants argue that, under In re Pure Resources, Inc. Stockholders Litigation,149 this granular information is beyond a “fair summary” of Morgan Stanley’s analysis and thus need not be disclosed.150

In Pure Resources, the parties presented Chief Justice Strine, then a Vice Chancellor, with case law suggesting “conflicting impulses” about whether, when seeking stockholder action, directors must disclose “investment banker analyses in circumstances in which the bankers’ views about value have been cited as justifying the recommendation of the board.”151 The Chief Justice held that, under Delaware law, when the board relies on the advice of a financial advisor in making a decision that requires stockholder action, those stockholders are entitled to receive in the proxy statement “a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendations of their board as to how to vote . . . rely.”152 This “fair summary” standard has been the guiding principle for the decision of this Court in this area for over ten years.

148 Pls.’ Op. Br. 51.

149 808 A.2d 421 (Del. Ch. 2002).

150 Defs.’ Ans. Br. 44.

151 Pure Res., 808 A.2d at 449.

152 Id.

In my view, the key terms in this aspect of Morgan Stanley’s financial analysis are the actual metrics used to derive a range of implied share prices for the Company—the P/E ratios—and not specific inputs used to determine those metrics. Thus, under Pure Resources, a disclosure about the non-GAAP EPS values for the listed comparable companies is more than is required for the Proxy to disclose a fair summary of Morgan Stanley’s analysis. In any event, the non-GAAP EPS values can easily be derived from the disclosed P/E ratios and the publicly available closing stock prices for the comparable companies.

Fifth, Plaintiffs submit that the Proxy “fails to disclose the projections prepared and provided by [the Company’s] management, as well as the Wall Street analyst projections that [the Company] instructed Morgan Stanley to consult.”153 The Proxy discloses that Morgan Stanley used three sets of projections in deriving several ranges of implied share prices for the Company: (i) a base case of management projections; (ii) a “sensitivity” case, which was identical to the base case “except that the EBITDA margin following the 2016 fiscal year was held constant with the 2016 fiscal year”;154 and (iii) a “Wall Street” case representing “certain publicly available Wall Street projections of [the Company], which Morgan Stanley used and relied on with the consent of the [Board].”155 Defendants describe this claim as baseless because the base case and sensitivity case

153 Pls.’ Op. Br. 51.

154 Proxy at 128.

155 Proxy at 112.

financial projections are fully disclosed, and the basis for the Wall Street case projections is also adequately disclosed.156

Plaintiffs’ contention that the Board failed to disclose the base case or sensitivity case projections is without merit because the Proxy fully and fairly discloses that information.157 As to the Wall Street case, Plaintiffs have not shown a reasonable probability that a reasonable stockholder would think that the undisclosed (but publicly available) analyst projections—as opposed to the disclosed ranges of implied share prices derived from them—would significantly alter the total mix of information available in the Proxy. In my view, analyst projections generally are far less important than management projections.158 This is especially the case here where the Wall Street case projections, although the Board approved Morgan Stanley’s use of them, imply a lower (and often significantly lower) share price range than implied by either the management base case or sensitivity case projections.159 For these reasons, I am hard pressed to see how a

156 Defs.’ Ans. Br. 44.

157 Proxy at 130.

158 See In re BioClinica, Inc. S’holder Litig., 2013 WL 673736, at *5 (Del. Ch. Feb. 25, 2013) (citing In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 203 (Del. Ch. 2007)) (“Generally, the failure of a company to disclose management’s financial projections in its proxy materials, when those projections have been relied on by a financial advisor to render a fairness opinion, is a material omission that will sustain injunctive relief if not corrected.”).

159 See Proxy at 115-18.

reasonable stockholder would find the specific analyst projections Morgan Stanley used to be material in deciding whether to vote in favor of the Merger.160

Sixth, Plaintiffs assert that, when read in concert, two statements in the Proxy are misleading as to “the cut-off date for [the Company’s projections] considered” by Morgan Stanley in its financial analysis.161 Those two statements are:

•

On page 111, the Proxy states that, in relying on the Company’s projections, Morgan Stanley assumed that they “had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the . . . management[    ] of [Family] . . . of the future financial performance of [Family]”; and

•

On page 129, the Proxy states that “[t]he prospective financial information does not reflect [the Company’s] current estimates and does not take into account any circumstances or events occurring after the date it was prepared.”

In my opinion, no reasonable stockholder could view these statements as misleading: they simply reflect that the projections relied upon by Morgan Stanley were reflective of management’s best estimates of future performance as of the date they were prepared—not as of the date of the Proxy.

Seventh, and finally, Plaintiffs contend that the Proxy “fails to disclose the projected costs to be expended to achieve synergies with [Tree] . . . [and] the sources for

160 See Dent v. Ramtron Int’l Corp., 2014 WL 2931180, at *13 (Del. Ch. June 30, 2014) (“This is simply a ‘tell me more’ request that, unlike a viable disclosure claim, fails to identify how the analysis is misleading or incomplete if it does not disclose specifically which publicly available source of information [the company’s financial advisor] used to do its work.”).

161 Pls.’ Reply Br. 21.

the respective synergy projections.”162 Plaintiffs’ also seek an explanation for “the ‘additional run-rate synergies’ of $50mm in both bases.”163 Defendants argue that Plaintiffs have not cited any authority that such “minutiae underlying synergies” must be disclosed.164 In my opinion, this category of information is immaterial minutiae that no reasonable stockholder would view as actually important in deciding how to vote.

In sum, Plaintiffs have failed to demonstrate a reasonable probability of success that a reasonable stockholder would view any of these seven categories of information as material—i.e., as significantly altering the total mix of information made available—in deciding how to vote at the December 23 special meeting.

H.	Irreparable Harm and the Balance of the Equities

Absent Court intervention, Plaintiffs and Family’s other stockholders will have the opportunity to decide for themselves on December 23, 2014, whether they want to approve the proposed Merger. The Merger offers a meaningful premium and apparent deal certainty. I see no reason why the Court should deprive the Company’s stockholders of the opportunity to choose between the proverbial “bird in the hand or the two in the bush.”

In entering the Merger Agreement, including the fiduciary out provision in Section 5.3(c), the Board made an informed decision that, to obtain the highest value reasonably available for the Company’s stockholders, the Board should not risk losing the

162 Pls.’ Op. Br. 53.

163 Id.

164 Defs.’ Ans. Br. 43 n.110.

consideration offered in the Merger unless a third-party bidder submitted a financially superior proposal that, among other terms, was reasonably expected to lead to a transaction that is reasonably likely to be completed. In other words, the Board decided to maximize stockholder value by focusing on the financial terms and deal certainty, not the financial terms in isolation. There is no threat of irreparable harm because there is no preclusive or coercive provision in the Merger Agreement or any ancillary agreement that prevents General or any other third-party from submitting a proposal that, in the Board’s good faith judgment, offers better value to stockholders than the Merger—i.e., a financially superior proposal that offers a level of antitrust assurances comparable to that of the Merger Agreement. Plaintiffs, moreover, have failed to establish that the Proxy is missing any material information such that the stockholder vote would be uninformed.165

Finally, from the standpoint of the Company’s stockholders, the risks of a preliminary injunction far outweigh the possible benefits from delaying the stockholder vote on a premium-generating transaction. This is not a case in which the Board has unreasonably prevented the stockholders from choosing between two offers.166 Rather, the Board has reasonably decided not to engage in discussions with General because General has not, in the Board’s informed and good faith judgment, offered a better value for the Company’s stockholders. Using the Chief Justice’s words from Dollar Thrifty, I

165 See, e.g., In re Plains Exploration & Prod. Co. S’holder Litig., 2013 WL 1909124, at *11 (Del. Ch. May 9, 2013).

166 See, e.g., Paramount Commc’ns Inc. v. QVC Network Inc., 637 A.2d 34 (Del. 1994) (affirming the issuance of a preliminary injunction to permit the target company’s stockholders to consider two competing tender offers).

conclude that “the balance of harms tilts against an injunction, especially because the [Family] stockholders are free to turn down the [Tree] deal for themselves if they are confident that either the company will thrive on its own or that [General] will actually come through with a higher binding deal, secure antitrust approval, and pay the promised consideration.”167

IV.	CONCLUSION

For the foregoing reasons, Plaintiffs’ motion for a preliminary injunction is DENIED.

IT IS SO ORDERED.

167 Dollar Thrifty, 14 A.3d at 618. In addition to making a tender offer, General is actively soliciting proxies against the Merger. “[W]hen the arsenals of all parties have been unleashed so as to fully and completely educate the shareholders of their choices, it is not for this Court to ride to their rescue.” Phelps Dodge Corp. v. Cyprus Amax Minerals Co., 1999 WL 1054255, at *2 (Del. Ch. Sept. 27, 1999).